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Company. This process may result in a sale of the Company to TELUS, the sale to another third party, an equity investment into the Company by a strategic or financial investor, the separation of certain assets of the Company or some combination of these alternatives. There can be no assurance that this process will lead to any transaction.

Consistent with Canadian and U.S. securities regulations, Microcell will furnish a Director's Circular to shareholders to provide additional important information regarding Microcell's response to the Offers on or prior to June 1, 2004. Security holders should carefully review the Director's Circular. In connection with TELUS' unsolicited tender offer, Microcell will be filing certain materials with the Securities and Exchange Commission today, including a solicitation/recommendation statement on Schedule 14D-9. SECURITYHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The solicitation/recommendation statement will be amended to include the Director's Circular when it becomes available. Investors can obtain a free copy of the solicitation/recommendation statement, when it becomes available, and other materials filed by Microcell with the Securities and Exchange Commission at the SEC's Web site at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, at www.microcell.ca.

ABOUT THE COMPANY

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido(R) brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

NOTE TO MICROCELL INVESTORS

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control.

Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

REMINDER TO HOLDERS OF CLASS A RESTRICTED VOTING SHARES AND CLASS B NON-VOTING SHARES

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of



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Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

                                www.microcell.ca
                                ----------------


FOR MORE INFORMATION:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca
-----------------------------

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca
-------------------------